Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Progen Pharmaceuticals Ltd signs License with Medigen Biotech Corp.

Brisbane, Australia, 1 March 2013.  On 28 December 2012 Progen Pharmaceuticals Ltd (“Progen” or “Company”) (ASX: PGL, OTC: PGLA) signed a confidential binding term sheet (“Term Sheet”) for a License with Medigen Biotechnology Corporation (“Medigen”) (Taipei, Taiwan). The Directors of Progen are delighted to announce that they have now executed the License Agreement for the development and commercialisation of its drug candidate PG545 for the prevention and treatment of Hepatocellular Carcinoma (“HCC”) and Non-Oncology indications globally. Progen retains the rights for all other oncology indications for PG545.

The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000.00 as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from Medigen as PG545 is developed for HCC and Non-Oncology indications and royalty payments from sales.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.